NEWS RELEASE
TSX Trading Symbol: BZA

AMERICAN BONANZA CLOSES $2 MILLION PRIVATE PLACEMENT AND AGREES TO
ASSIGNMENT OF OPTION AGREEMENT FOR THE TAURUS PROPERTY

December 19, 2007 - AMERICAN BONANZA GOLD CORP. (TSX: BZA) (“Company”) (“Bonanza”) is pleased to announce that it has closed the previously announced private placement, selling 3,267,000 units through Dundee Securities Corporation (the “Agent”), and 1,750,000 units on a non-brokered basis, at a price of $0.40 per unit for gross proceeds of $2,006,800. Each unit consists of one common share, which will be designated as a “flow-through share” for the purposes of the Income Tax Act (Canada), one common share which will not be designated as a flow through share, and one half of one transferable common share purchase warrant with each full warrant entitling the holder to acquire one common share at a price of $0.30 until June 19, 2009.

The Agent was paid a cash fee of equal to 8% of the proceeds raised pursuant to the brokered portion of the financing. In addition, the Agent received warrants exercisable to purchase 522,720 common shares of Bonanza at a price of $0.30 per share until June 19, 2009. No commission was paid on the non-brokered portion of the financing.

All securities issued in connection with the private placement are subject to four month hold period expiring April 19, 2007. The proceeds from this financing will be used primarily to fund ongoing exploration at Bonanza’s Copperstone project in Arizona, USA and at its projects in Quebec and Ontario, and for general working capital.

Assignment of Option Agreement

Bonanza confirms that, as part of Hawthorne Gold Corporation’s (“Hawthorne”) proposed merger with Cusac Gold Mines Ltd. (“Cusac”), Bonanza has agreed to the assignment to Hawthorne of the option agreement dated June 7, 2007 between Bonanza and Cusac. The option agreement relates to Bonanza’s Taurus Property located in the Cassiar Mining District of British Columbia.

The assigned agreement amends the terms of the original option agreement and requires Hawthorne to pay $6 million over two years, consisting of $1 million by December 22, 2007, $2 million by June 22, 2008, $1.5 million by June 22, 2009 and $1.5 million by December 22, 2009. A further $3 million is payable upon completion of a positive feasibility study recommending production, or production, whichever comes first. Pursuant to the agreement, Hawthorne is required to issue 250,000 common shares to Bonanza on or before December 22, 2008. Bonanza agreed to the removal of the $2 million bonus payment which would have been payable if the price of gold closes above US $800 per ounce for a period of 100 consecutive days.

About Bonanza

Bonanza acquires, explores and develops high-grade gold properties North America, targeting areas with large gold endowments and stable political climates. Bonanza is advancing its flagship Copperstone gold property in Arizona and several other promising properties. For additional information please visit www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP.

(signed) Brian Kirwin

President & Chief Executive Officer

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information call:	OR:

Eugene Toffolo, Investor Relations	Catherine Tanaka, Corporate Secretary
Phone: 604-681-5755	Phone: 604-688-7523
Tollfree: 1-877-687-5755	Email: info@americanbonanza.com